          THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 60



                                   FORM 6-K
                                   --------



                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                           Report of Foreign Issuer

                   Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                        For the month of November 1999


                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                (Translation of registrant's name into English)


                         19-2, NISHI-SHINJUKU 3-CHOME
                       SHINJUKU-KU, TOKYO 163-19, JAPAN
                   (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F  X     Form 40-F  ___
                                  ---


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes   ____       No   X
                                             ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-____________.

ANNOUNCEMENT OF FINANCIAL RESULTS FOR FIRST HALF OF FISCAL YEAR ENDING MARCH 31, 2000

          On November 24, 1999, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan information as to the registrant's financial condition and results of operations for the first half of the fiscal year ending March 31, 2000 as well as the financial condition and results of operation for the same period of the registrant's three wholly-owned subsidiaries (collectively, the "Subsidiaries"): Nippon Telegraph and Telephone West Corporation, Nippon Telegraph and Telephone East Corporation and NTT Communications Corporation. Attached hereto are copies of four press releases dated November 24, 1999 pertaining to the financial condition and results of operations of the registrant and such Subsidiaries, as well as forecasts for the operations of the registrant and such Subsidiaries for the remainder of the fiscal year ending March 31, 2000. The financial information included in the press releases was prepared on the basis of accounting principles generally accepted in Japan and, accordingly, will not be directly comparable to the financial information to be included in the registrant's Annual Report on Form 20-F for the fiscal year ending March 31, 2000, which information will be prepared on the basis of accounting principles generally accepted in the United States.

          The earning projections by the registrant and the Subsidiaries for the fiscal year ending March 31, 2000 included in the attachment contain forward-looking statements. The registrant desires to qualify for the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant and Subsidiaries' actual results to differ materially from those set forth in the attachment.

          Such earning projections are based on a series of projections and estimates regarding the economy and the telecommunications industry in Japan in general. The projections and estimates regarding the telecommunications industry may be affected by the pricing of services, the effects of competition, and the success of new products, services and new business.

          No assurance can be given that the registrant and Subsidiaries' actual results will not vary significantly from the projected earnings.

                                   SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              NIPPON TELEGRAPH AND TELEPHONE
                               CORPORATION


                              By  /S/ KAZUTO TSUBOUCHI
                                 ---------------------
                                 Name:  Kazuto Tsubouchi
                                 Title: Senior Manager
                                        Investor Relations Group
                                        Department IV


Date:  November 24, 1999

                                                               November 24, 1999

FOR IMMEDIATE RELEASE


             NTT Announces Results from First-Half of Fiscal Year
                             Ending March 31, 2000


1.  Business Operation Plan

(1) Basic Business Operation Plan

In response to growing competition in the information communication markets and the changing business environment, Nippon Telegraph and Telephone Corporation
(NTT) was reorganized on July 1, 1999 to form a holding company and three wholly-owned operating companies consisting of two regional operators (Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation) and NTT Communications Corporation. Nippon Telegraph and Telephone East Corporation covers the areas of Hokkaido, Tohoku, Kanto, Tokyo, and Shinetsu, while Nippon Telegraph and Telephone West Corporation covers the areas of Tokai, Hokuriku, Kansai, Chugoku, Shikoku, and Kyushu. These two regional companies are responsible for intra-prefectural communication services, while NTT Communications Corporation is responsible for inter-prefectural communication services and has advanced into international communications businesses.

The following arrangements have been made under the terms of the reorganization.
(1) The holding company owns all shares of the above three companies and other group subsidiaries. The holding company has been assigned leadership and coordinating functions for actively promoting the management of the NTT Group. It is also responsible for promoting basic research and development and the effective utilization of research and development results. (2) The holding company provides comprehensive administrative services for basic research and development and receives compensation from group companies utilizing these research and development results under a contract concluded between NTT and the group companies. The holding company also receives compensation from consolidated group companies for the provision of comprehensive administrative services pertaining to the management of the NTT Group, in accordance with a contract between NTT and the consolidated group companies. (3) Customer services provided by NTT before the reorganization will be provided by the above three companies which have acquired the operations of NTT.

We believe this reorganization provides us with an excellent opportunity for responding to the changing business environment and look forward to maximizing the advantages of a pure holding company in the promoting the management of the NTT Group.

The NTT Group will not only provide conventional telephone services, but will also seek to exploit its digital network by aggressively developing new information distribution markets, including platforms for distributing content. Through these strategies, the NTT Group will seek to become a "Global Information-Sharing Corporate Group."


(2) Basic Principles Concerning Profit Allocation

Nippon Telegraph and Telephone Corporation believes it is very important for it to reinforce its financial standing and to serve the best interests of shareholders over the long run. As such, NTT has adopted as its basic principle the payment of appropriate dividends while acting to secure necessary levels of internal reserves.

Such internal reserves will be utilized to reinforce NTT's financial standing.


2.  Business Results

(1) Results from First-Half of Fiscal Year Ending March 31, 2000

During the six-month period under review, the Japanese economy showed some signs of improvement, including a mild recovery in personal consumption. However, a full-fledged recovery proved elusive as a consequence of the continued bleak employment outlook and other negative developments.

In the telecommunications markets, the sharp increase in mobile telephone and Internet users has resulted in a major shift in demand from conventional telephone services to mobile and digital data transmission services. Along with this, market conditions have become increasingly competitive with the growing diversity in services and fee structures, and the entry of foreign firms and new participants from other industries.

In this business environment, and in response to the growing use of the Internet, prior to its reorganization, NTT launched various initiatives during the April-June quarter to offer a more varied menu of services and fees for OCN services. Specifically, the fixed-rate connection time was lengthened for the "OCN Dial Access Long" service, and the fixed-rate charge for 128 kb/s "Super OCN" services was lowered.

NTT also launched a joint experimental program for electronic money. Named the "Super Cash" program, NTT joined hands with 23 domestic banks to take an important step toward the promotion of electronic commerce.

As of June 30, 1999, the number of principal installations was as follows.

The total number of subscriber telephone lines installed was at 57.74 million as of June 30, 1999, representing a decrease of 0.54 million lines over the end of the previous fiscal year.

In the area of INS-net digital services, the number of INS-net 64 lines installed totaled 4.47 million as of June 30, 1999, representing an increase of
0.52 million lines over the end of the previous fiscal year.

In the area of leased circuit services, the number of high-speed digital transmission lines came to 247 thousands as of June 30, 1999, representing an increase of 19 thousands lines over the end of the previous fiscal year.

Since July 1, 1999, NTT has functioned as a pure holding company in charge of basic research and development and the active promotion of the management of the NTT Group. In addition to research and development to develop future networks with autonomous flexibility, NTT has promoted joint experiments to examine potentials for telemedicine, information distribution, and information appliances using high-speed networks. In this new role, NTT has been receiving payment from group companies in compensation for the comprehensive administrative services it has provided in support of the management of the entire NTT Group and for basic research and development activities.

Pursuant to these activities, NTT's results from the first-half of the fiscal year ending March 31, 2000 were as follows. Operating revenues amounted to

1,528.8 billion yen, down 49.5% from the same period of the previous year. Recurring profit amounted to 106.3 billion yen, down 13.6% from the same period of the previous year, while net income for the six-month period came to 149.1 billion yen, up 136.3% from the same period of the previous year.

The sharp decline in business performance reflects the divestiture of NTT East, NTT West and NTT Communications on July 1, 1999. Eliminating the impact of the divestiture, NTT's business performance would be as follows: operating revenues would amount to 2,990.8 billion yen (down 1.3% from the same period of the previous year), recurring profit would amount to 121.7 billion yen (down 1.1% from the same period of the previous year), and net income would amount to 117.6 billion yen (up 86.5% from the same period of the previous year).

In accordance with NTT's above-stated basic principle, an interim cash dividend of (Yen)2,500 per share will be paid to shareholders.

Since July 1, 1999, NTT East and NTT West have been responsible for providing customer services in their respective areas of coverage. Both companies have actively pursued the development of new services and business opportunities. For instance, to promote the use of the Internet in schools, the two companies have launched the "i-School" program, an experimental service offering discounted rates to schools. On its part, NTT Communications has lowered the fixed rates on its "Super Relay FR" system and has been working to reduce network costs with the introduction of its "Arcstar Value Access" system enabling the integration of access lines for various types of services.

On a consolidated basis, NTT's results from the first-half of the fiscal year ending March 31, 2000 were as follows. Operating revenues amounted to 5,009.1 billion yen, up 6.3% from the same period of the previous year.

Recurring profit amounted to 492.2 billion yen, up 21.7% from the same period of the previous year, while net income for the six-month period came to 240.4 billion yen, down 9.3% from the same period of the previous year.

(2) Projections for Fiscal Year Ending March 31, 2000

Regarding the second half of the current fiscal year, projections indicate that although the economy will proceed on a mild recovery path, conditions will not necessarily allow for optimism.

Competition in the information communication markets is expected to become more severe with the entry of new participants from other industries and the continued trend toward mergers and affiliations among existing telecommunication enterprises.

Against this background, NTT is committing itself to promoting the continued development of the entire NTT Group and to maximizing its value. In this regard, NTT will seek the optimal allocation of management resources, and will aim to diversify and to expand the operations of the Group through the formulation and implementation of Group strategies. In addition, NTT will actively undertake basic research and development activities which constitute the source of the competitive advantages of the NTT Group.

Projections for the fiscal year ending March 31, 2000 are as follows. Operating revenues are projected to reach 1,701 billion yen (down 72.3% from the same period of the previous year). Recurring profit is projected to amount to 121 billion yen, (down 49.0% from the same period of the previous year), while net income is expected to reach 99 billion yen (down 74.4% from the same period of the previous year).

The sharp decline in business performance reflects the divestiture of NTT East, NTT West and NTT Communications on July 1, 1999. Eliminating the impact of the divestiture, NTT's projected business performance would be as follows: operating revenues would amount to 6,063 billion yen (down 1.2% from the same period of the previous year), recurring profit would amount to 201 billion yen (down 15.3% from the same period of the previous year), and, with the additional appropriation of funds at the end of the fiscal year to cover accrued retirement allowances, loss for the fiscal year would amount to 284 billion yen, and net change in retained earnings would amount to 304 billion yen (down 21.3% from the same period of the previous year), taking into cumulative effect for prior year's tax allocation.

On a consolidated basis, operating revenue is expected to be 10,359 billion yen, recurring profit is expected to be 730 billion yen, and with the additional appropriation of funds at the end of the fiscal year to cover accrued retirement allowances, loss for the fiscal year is estimated to amount to 126 billion yen, and net change in retained earnings is expected to be 521 billion yen, taking into cumulative effect for prior year's tax allocation.

For the fiscal year ending March 31, 2000, we expect to offer common dividends of (Yen)5,000 per share.

All financial information stated in this release was prepared on the basis of generally accepted accounting principles in Japan.

3.  Coping With the Year 2000 Problem

1.  Status of Y2K Compliance

(1) Action Policy

As one of the principal supporters of Japan's entire telecommunications system, NTT believes that the achievement of Y2K compliance represents an extremely vital management goal. NTT has undertaken all necessary measures to assure Y2K compliance as part of its continued efforts to provide stable and uninterrupted telecommunication services.


(2) Action Framework

NTT has consistently taken early action for the achievement of Y2K compliance. Internal studies were initiated in March 1995 and a company-wide "Y2K Compliance Project" was launched in November 1995. A further step was taken in December 1997 with the launching of the "Compliance Project" covering the computer systems sold by NTT to outside customers.

In the process of the corporate reorganization undertaken this year, NTT was initially divided into four "transition headquarters," each of which included a Y2K committee placed under the chairmanship of a responsible director. In addition, a liaison meeting was established to coordinate the compliance activities of the transition headquarters. This framework for coordinated action has been retained after the completion of reorganization with the respective compliance committees of the NTT companies working in cooperation to achieve complete compliance.

(3) Progress Made in Y2K Compliance

The computer systems used by NTT to support its telecommunications operations fall into two broad categories: the node system (covering network facilities), and internal operations systems which cover such administrative functions as customer response, billing, network design and control.


(a) Node System (Network Facilities)

As a rule, the year is denoted in four digits in all communication-related systems. Furthermore, no year-related data is processed in the connection, transmission and exchange of communications. No trouble occurred in trial runs completed before June 30, leading management to believe that problems leading to the stoppage of communications as a result of the Y2K issue will not arise.

Because NTT does not exchange dated information (settlement data, etc.) with other telecommunication carriers, we believe that problems related to inter-connection will not arise. Furthermore, inter-connection testing conducted with 62 carriers before September 30, 1999 has indicated that no problems will arise in this area. On June 25, 1999, NTT participated in an NTT-DDI trial run organized by the Telecommunications Carriers Association.

While systems supporting certain telecommunication services require Y2K compliance, all compliance requirements in these areas were met before June 30, 1999.


(b) Internal Operations Systems

Regarding internal operations systems requiring Y2K compliance, all compliance requirements were met before June 30, 1999.

To further ensure compliance and to secure the confidence of the public, NTT has conducted inter-connection testing between other companies and has implemented third-party compliance checks and other reinforcement measures.


2.  Expenses Related to Y2K Compliance

NTT began using four-digit denotations of the year in all switching and other equipment when launching its first digital networks in the 1980s. In 1992, NTT adopted the four-digit denotation as its standard for internal computer systems, and capital investment has been made to develop new systems that are Y2K compliant.

The total estimated cost for achieving Y2K compliance in existing systems is approximately 4 billion yen. These expenses have been included in system revision costs incurred in connection with NTT's reorganization. Efforts have been made for optimal allocation of these funds as a part of normal maintenance and administrative expenses and as a separate item under development expenses.


3.  Contingency Planning

As one of the principal supporters of Japan's telecommunications infrastructure, NTT has constantly endeavored to design its systems with an aim to achieving a high level of reliability. This has always been NTT's governing principle in providing customers with communications services and in developing vital and indispensable facilities and basic operating systems. Similarly, NTT has established crisis management systems and manuals in preparation of earthquakes and other disasters.

The Y2K problem is fundamentally different from conventional disasters in that the date and time of the possible crisis is known in advance, allowing for a state of alert and emergency preparations. In accordance with the government's action program, NTT has re-formulated its crisis management systems and manuals to include provisions pertinent to the Y2K problem. The formulation of these contingency plans was completed before June 30, 1999.

Since July 1, 1999, each of the reorganized NTT companies has developed its own detailed contingency and crisis management plans based on the above contingency plans, encompassing all aspects of customer response and transactions with related companies. These contingency and crisis management systems will remain in place until April 2000.

                   #      #      #


For further information, Please contact:

Kenya Nakatsuka
Press Relations'
Nippon Telegraph and Telephone Corporation
Telephone: 03-5205-5550
E-mail: info@ml.hco.ntt.co.jp

(Reference)

The consolidated financial results cover NTT and 29 subsidiaries.

      Firms included in consolidated results from the first half of the fiscal year ending on March 31, 2000 (29 companies)

      Nippon Telegraph and Telephone East Corporation
      Nippon Telegraph and Telephone West Corporation
      NTT Communications Corporation
      NTT Data Corporation
      NTT Mobile Communications Network Inc.
      NTT Hokkaido Mobile Communications Network Inc.
      NTT Tohoku Mobile Communications Network Inc.
      NTT Tokai Mobile Communications Network Inc.
      NTT Hokuriku Mobile Communications Network Inc.
      NTT Kansai Mobile Communications Network Inc.
      NTT Chugoku Mobile Communications Network Inc.
      NTT Shikoku Mobile Communications Network Inc.
      NTT Kyushu Mobile Communications Network Inc.
      NTT Urban Development Co.
      NTT Facilities Corporation
      NTT Telecom Engineering Hokkaido Co., Ltd.
      NTT Telecom Engineering Tohoku Co., Ltd.
      NTT ME Corporation
      NTT Telecom Engineering Tokai Co., Ltd.
      NTT Telecom Engineering Hokuriku Co., Ltd.
      NTT Telecom Engineering Kansai Co., Ltd.
      NTT Telecom Engineering Chugoku Co., Ltd.
      NTT Telecom Engineering Shikoku Co., Ltd.

      NTT Telecom Engineering Kyushu Co., Ltd.
      NTT-Do Inc.
      NTT Teleca Corporation
      NTT Communicationware Corporation
      NTT Lease Corporation
      NTT Auto Lease Corporation

                      #      #      #

Attachment 1
                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                  ------------------------------------------
                        NON-CONSOLIDATED BALANCE SHEET
                        ------------------------------
                   (Based on Japanese Accounting Principles)

                                                 March 31, 1999  September 30, 1999
                                                 --------------  -------------------
                                                    Millions     Millions   Millions
                                                     of Yen       of Yen     of US$
                                                 --------------  ---------  --------
ASSETS
------

CURRENT ASSETS                                     2,106,312     1,062,853    10,026
FIXED ASSETS                                       9,361,082     7,331,608    69,166

TOTAL ASSETS                                      11,467,394     8,394,462    79,193
                                                  ==========     =========    ======

LIABILITIES
-----------

CURRENT LIABILITIES:
  Current portion of long-term debt                  447,562       417,180     3,935
  Accounts payable,trade                             699,936         3,261        30
  Accrued taxes on income                            425,924        22,924       216
  Accrued consumption tax                                ---       448,628     4,232
  Other                                              717,208       120,936     1,140
  Total current liabilities                        2,290,631     1,012,932     9,555
                                                  ----------     ---------    ------

LONG-TERM LIABILITIES:
  Long-term debt                                   2,218,977     2,497,555    23,561
  Liability for employees' severance payments      2,030,752        19,633       185
  Other                                               19,444           527         4
 Total long-term liabilities                       4,269,174     2,517,715    23,752
                                                  ----------     ---------    ------

TOTAL LIABILITIES                                  6,559,806     3,530,647    33,307
                                                  ----------     ---------    ------

SHAREHOLDERS' EQUITY
--------------------

  Common stock                                       795,600       795,600     7,505
  Additional paid-in capital                       2,530,476     2,530,476    23,872
  Legal reserve                                      107,453       119,406     1,126
  Special depreciation reserve                        64,196        54,259       511
  Reserve for buy-back of shares                         ---        46,653       440
   General reserves                                  895,000       895,000     8,443
   Unappropriated retained earnings                  514,861       422,419     3,985

TOTAL SHAREHOLDERS' EQUITY                         4,907,588     4,863,814    45,885
                                                  ----------     ---------    ------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY        11,467,394     8,394,462    79,193
                                                  ==========     =========    ======

Note:  Yen amounts have been translated, for convenience only, at
       (Yen)106=US$1.00, the approximate exchange rate on September 30, 1999. Fractions are rounded down.

Attachment 2


                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                  ------------------------------------------
                     NON-CONSOLIDATED STATEMENTS OF INCOME
                     -------------------------------------
                   (Based on Japanese Accounting Principles)

                                    Six-months Ended September 30
                                    ------------------------------
                                      1998            1999
                                    ---------  -------------------
                                    Millions   Millions    Millions

                                     of Yen     of Yen     of US$
                                    ---------  ---------  --------
OPERATING REVENUES                  3,029,568  1,528,871    14,423

OPERATING EXPENSES                  2,889,474  1,427,227    13,464

OPERATING INCOME                      140,094    101,644       958

NON-OPERATING REVENUES                 55,889     68,671       647

NON-OPERATING EXPENSES                 72,842     63,946       603

RECURRING PROFIT                      123,142    106,368     1,003

EXTRAORDINARY PROFIT                      ---     71,827       677

EXTRAORDINARY LOSS                     31,751      4,293        40

INCOME BEFORE TAXES                    91,390    173,902     1,640

CORPORATION, INHABITANT
AND ENTERPRISE TAXES                      ---     24,800       233

CORPORATION AND INHABITANT TAXES       28,300        ---       ---

NET INCOME                             63,090    149,102     1,406
                                    ---------  ---------    ------

Note:  Yen amounts have been translated, for convenience only, at
       (Yen)106=US$1.00, the approximate exchange rate on September 30, 1999. Fractions are rounded down.

Attachment 3

             Business Results (Non-consolidated Operating Revenues)
             ------------------------------------------------------
                   (Based on Japanese Accounting Principles)


                                                                                                               (Millions of Yen)
------------------------------------------------------------------------------------------------------------------------------------
      Service                     Six-months Ended            Six-months Ended             Increase            Fiscal Year Ended
                                 September 30, 1998           September 30, 1999          (Decrease)            March 31, 1999
------------------------------------------------------------------------------------------------------------------------------------
 Voice Transmission Services          2,320,500                    1,090,851                (1,229,648)             4,599,272
  Major Items:
  ISDN Services                         268,880                      181,562                   (87,318)               596,051
 Data Transmission Services              51,894                       33,333                   (18,560)               111,669
 Leased Circuit Services                315,999                      162,946                  (153,053)               640,020
 Telegram Services                       40,354                       21,531                   (18,823)                84,423
 Other Services                         300,820                      220,208                   (80,611)               701,616
------------------------------------------------------------------------------------------------------------------------------------
 Total Operating Revenues             3,029,568                    1,528,871                (1,500,697)             6,137,003
------------------------------------------------------------------------------------------------------------------------------------

   Note: Fractions are rounded down.
      On July 1, 1999, NTT's business activities were transferred to Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation, and NTT Communications Co., Ltd. From this six-month period, the categories of operating revenues have been revised as follows. "Telephone Services" and part of "Other Services" are indicated as "Voice Transmission Services" and "Telex Services," "Digital Data Exchange Services" and part of "Other Services" are indicated as "Data Transmission Services. To facilitate comparison, the items "Six Months Ended September 30, 1998" and "Fiscal Year Ended March 31, 1999" have been replaced by "Six Months Ended September 30, 1999."

Attachment 4


                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                  ------------------------------------------
                     CONSOLIDATED BALANCE SHEET(UNAUDITED)
                     -------------------------------------
                   (Based on Japanese Accounting Principles)

                                                 March 31, 1999     September 30, 1999
                                                 ---------------  ----------------------
                                                    Millions       Millions    Millions
                                                     of Yen         of Yen      of US$
                                                 ---------------  -----------  ---------
ASSETS
------

 FIXED ASSETS                                        13,703,898   13,680,832    129,064
 CURRENT ASSETS                                       3,708,290    3,414,301     32,210

TOTAL ASSETS                                         17,412,188   17,095,134    161,274
                                                     ==========   ==========    =======

LIABILITIES
-----------

LONG-TERM LIABILITIES:
 Long-term debt                                       4,511,390    4,654,367     43,909
 Liability for employees' severance payments          2,193,662    2,233,470     21,070
 Other                                                  233,103      225,155      2,124
 Total long-term liabilities                          6,938,155    7,112,992     67,103
                                                     ----------   ----------    -------

CURRENT LIABILITIES:
 Current portion of long-term debt                      854,242      876,454      8,268
  Accounts payable, trade                               875,987      498,155      4,699
  Short-term borrowings                                 232,159      183,002      1,726
 Accrued taxes on income                                492,775      221,195      2,086
  Other                                               1,054,407    1,125,364     10,616
 Total current liabilities                            3,509,572    2,904,172     27,397
                                                     ----------   ----------    -------

TOTAL LIABILITIES                                    10,447,728   10,017,165     94,501
                                                     ----------   ----------    -------

MINORITY INTEREST IN CONSOLIDATED
---------------------------------
SUBSIDIARIES                                            750,538      815,993      7,698
------------                                         ----------      -------    -------

SHAREHOLDERS' EQUITY
--------------------

  Common stock                                          795,600      795,600      7,505
  Additional paid-in capital                          2,530,476    2,530,476     23,872
   Retained earnings                                  2,888,757    2,935,951     27,698
  Treasury stock                                           (911)         (51)        (0)

TOTAL SHAREHOLDERS' EQUITY                            6,213,922    6,261,975     59,075
                                                     ----------   ----------    -------

TOTAL LIABILITIES, MINORITY INTEREST IN
CONSOLIDATED SUBSIDIARIES AND
SHAREHOLDERS' EQUITY                                 17,412,188   17,095,134    161,274
                                                     ==========   ==========    =======

Note:  Yen amounts have been translated, for convenience only, at
       (Yen)106=US$1.00, the approximate exchange rate on September 30, 1999. Fractions are rounded down.

Attachment 5

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                  ------------------------------------------
                 CONSOLIDATED STATEMENTS OF INCOME(UNAUDITED)
                 --------------------------------------------
                   (Based on Japanese Accounting Principles)



                                     Six-months Ended September 30
                                     ------------------------------
                                       1998            1999
                                     ---------  -------------------
                                     Millions   Millions   Millions
                                      of Yen     of Yen     of US$
                                     ---------  ---------  --------

OPERATING REVENUES                   4,711,693  5,009,196    47,256

OPERATING EXPENSES                   4,217,604  4,445,311    41,936

OPERATING INCOME                       494,089    563,885     5,319

NON-OPERATING REVENUES                  37,731     30,166       284

NON-OPERATING EXPENSES                 127,274    101,840       960

RECURRING PROFIT                       404,546    492,210     4,643

EXTRAODINARY PROFIT                        ---     69,253       653

EXTRAODINARY LOSS                          ---     31,800       300

INCOME BEFORE TAXES                    404,546    529,663     4,996

CORPORATION, INHABITANT                132,207    222,263     2,096
AND ENTERPRISE TAXES

MINORITY INTEREST IN CONSOLIDATED
SUBSIDIARIES                             7,361     66,994       632

NET INCOME                             264,977    240,405     2,267
                                     ---------  ---------    ------

Note: Yen amounts have been translated, for convenience only, at
      (Yen)106=US$1.00, the approximate exchange rate on September 30, 1999. Fractions are rounded down.

Attachment
                                      Nippon Telegraph and Telephone Corporation
                                                               November 24, 1999

           NTT's Shares and Shareholders (as of September 30, 1999)

1.  Classification of Shareholders

----------------------------------------------------------------------------------------------------------------------------------
                                                       NTT's Shares and Shareholders
                 -------------------------------------------------------------------------------------------------

                  Government                                 Other         Foreign          Domestic                    Odd-Lot
  Details         and Public    Financial     Securities   Domestic      Corporations,    Individuals,     Total        Shares
                    Bodies     Institutions    Firms     Corporations        etc.             etc.
                                                                        (Individuals)
----------------------------------------------------------------------------------------------------------------------------------
                                                                               1,271
 Total Holders             4           760         142        14,550             (80)        1,294,748    1,311,475
==================================================================================================================================
                                                                           1,840,901
 Total Shares      9,369,136     1,660,543      42,426       331,706            (325)        2,573,749   15,818,461       44,641
        --------------------------------------------------------------------------------------------------------------------------
            %                                                                  11.64
                       59.23         10.50        0.27          2.09           (0.00)            16.27          100
----------------------------------------------------------------------------------------------------------------------------------

Note: 1. "Other Domestic Corporations" includes 2,326 shares under the name of Japan Securities Depository Center, and "Odd-Lot Shares" includes 0.72 shares under the name of Japan Securities Depository Center.
       2. "Domestic Individuals, etc." includes 73 shares of treasury stock, and "Odd-Lot Shares" includes 0.19 shares of treasury stock. The actual number of treasury stocks at the end of March 31, 1999 was 40.19.
       3. The number of shareholders who own only odd-lot shares is 211,991.

2.   Classification by Number of Shares

--------------------------------------------------------------------------------------------------------------------------------
                                             NTT's Shares and Shareholders
                  -------------------------------------------------------------------------------------------------
        Details      At Least      At Least   At Least    At Least    At Least      At Least 5    At Least 1   Total       Odd-Lot
                      1,000         500         100         50          10                                                  Shares
----------------------------------------------------------------------------------------------------------------------------------
Number of Holders        364           166       1,198       1,246      23,182         57,068      1,228,251    1,311,475
        ---------------------------------------------------------------------------------------------------------------------------
             %          0.03          0.01        0.09        0.10        1.77           4.35          93.65       100.00
===================================================================================================================================

Total Shares       2,935,564       111,843     239,035      80,557     356,090        341,100      1,754,272    5,818,461    44,641
        ---------------------------------------------------------------------------------------------------------------------------
            %          81.77          0.71        1.51        0.51        2.25           2.16          11.09       100.00
----------------------------------------------------------------------------------------------------------------------------------

Note:  1. "At Least 1,000" includes 2,326 shares under the name of the Japan
          Securities Depository Center, and "Odd-Lot Shares" includes 0.72 shares under the name of Japan Securities Depository Center.
       2. "At Least 100" includes 73 shares of treasury stock, and "Odd-Lot Shares" includes 0.19 shares of treasury stock.

3.  Principal Shareholders

-----------------------------------------------------------------------------------------------------------------------------------
               Name                                                     Share Holdings         Percent of Total Shares Issued
-----------------------------------------------------------------------------------------------------------------------------------
The Minister of Finance                                                  9,369,082.26                    59.06
State Street Bank and Trust Company                                        205,023.00                     1.29
The Sumitomo Trust & Banking Co., Ltd.                                     177,043.00                     1.12
NTT Employee Share-Holding Association                                     142,690.22                     0.90
The Chase Manhattan Bank, N.A. London                                      133,701.00                     0.84
The Mitsubishi Trust and Banking Corporation                               127,807.00                     0.81
Boston Safe Deposit PSDT, Treaty Clients Omnibus                            89,666.00                     0.57
The Chase Manhattan Bank, N.A. London SL Omnibus Account                    86,212.00                     0.54
Nippon Life Insurance Company                                               85,707.68                     0.54
The Chuo Trust & Banking Co., Ltd.                                          76,656.00                     0.48
-----------------------------------------------------------------------------------------------------------------------------------
                         Total                                          10,493,588.16                    66.15
-----------------------------------------------------------------------------------------------------------------------------------

                                                               November 24, 1999

FOR IMMEDIATE RELEASE



            Interim Settlement for Fiscal Year Ending March 31, 2000

The results of Nippon Telegraph and Telephone West Corporation (NTT West) for the interim period of fiscal 1999 are presented in the following order.

1. Summary of Results
2. Non-consolidated Balance Sheet
3. Non-consolidated Statements of Income
4. Business Results (Non-consolidated Operating Revenues)

The interim period was from July 1, the date of the establishment of NTT West, until September 30.

Inquiries:
Mr. Masaaki Hiroshige or Mr. Shinji Uchida
Accounting Section, Finance Division
NTT West
Tel: 06-4793-3141
E-mail: s.uchida@west.ntt.co.jp

Attachment 1

                              Summary of Results

Nippon Telegraph and Telephone West Corporation (NTT West) was established and launched its operations on July 1, 1999 following the reorganization of Nippon Telegraph and Telephone Corporation. NTT West operates as a telecommunications enterprise in the western Japan region.

During the interim under review, the Japanese economy showed some signs of improvement, including a mild recovery in personal consumption. However, a full-fledged recovery proved elusive as plant and equipment investment continued to decline and employment conditions remained bleak.

In the telecommunications markets, the dramatic increase in mobile telephone and Internet users has resulted in a sharp increase in demand for digital data transmission services which are taking the place of conventional voice-based communication services. Parallel to this development, market conditions have become increasingly competitive with the growing diversity in services and fee structures, and the entry of new participants from other industries.

Given this rapid pace of change and increasing competition, NTT West faces an extremely difficult business environment. Against this background, NTT West has launched various initiatives aimed at supporting its development into an information-sharing company.

The principal initiatives launched during the reporting period are as follows.

With the growing number of Internet users, sales of ISDN lines have been increasing rapidly. For improved customer convenience and the promotion of wider use, NTT West launched "i. Number," a system allowing INS-Net 64 subscribers to use two telephone numbers on one line. NTT West also started marketing its "Magic Box" for voice mail services which operates when the line is busy or in the case of an unanswered call. For users subscribing to two or more services among the "Magic Box," "i. Number," "Number Display" and "Push Phone" services, NTT West has started offering a discount on the monthly service charges on the combined services. As an experimental program targeting schools, NTT West is offering the "i. School" service featuring special telephone rates for connecting to the Internet. For individual customers connecting to the Internet, NTT West has decided to launch the "i. ai Plan." NTT West has also actively entered the solution provider business, marketing the "multi-net debut mini-server," an all-in-one compact, simple and low-cost Internet server designed for small- and medium-sized companies, and making a proposal for "MI-24," a telecommunications system operating and maintenance service. As a result of the ongoing changes in lifestyles, an increasing number of requests have been received from customers asking us to maintain certain operations on Saturdays and holidays. In response to these requests and in order to improve the quality of our services, NTT West has decided to extend the operating hours of its "dial 116" services to include Saturdays, Sundays and holidays. The "dial 116" service is responsible for processing inquiries and orders for the relocation of subscriber telephone lines and various other services.

As of September 30, the number of principal service installations was as follows: 28.87 million ordinary telephone subscriber lines, 2.35 million INS-Net 64 digital lines, and 183 thousand dedicated high-speed transmission lines.

NTT West's three-months ended September 30, 1999 were as follow: operating revenues amounted to 679.8 billion yen, ordinary loss amounted to 21.7 billion yen, and net loss came to 27.1 billion yen.

Attachment 2

                NIPPON TELEGRAPH AND TELEPHONE WEST CORPORATION
                -----------------------------------------------
                        NON-CONSOLIDATED BALANCE SHEET
                        ------------------------------
                   (Based on Japanese Accounting Principles)


                                                 September 30, 1999
                                                 -------------------
                                                 Millions   Millions
                                                  of Yen     of US$
                                                 ---------  --------
ASSETS
------

FIXED ASSETS                                     3,775,525    35,618
CURRENT ASSETS                                   1,025,476     9,674

TOTAL ASSETS                                     4,801,001    45,292
                                                 =========    ======

LIABILITIES
-----------

LONG-TERM LIABILITIES:
  Long-term debt                                   979,245     9,238
  Liability for employees' severance payments    1,068,124    10,076
  Other                                             11,481       108
 Total long-term liabilities                     2,058,851    19,423
                                                 ---------    ------

CURRENT LIABILITIES:
  Current portion of long-term debt                 12,930       121
  Accounts payable, trade                          205,082     1,934
  Short-term borrowings                            348,100     3,283
  Accrued taxes on income                            5,336        50
  Other                                            322,815     3,045
 Total current liabilities                         894,266     8,436
                                                 ---------    ------

TOTAL LIABILITIES                                2,953,117    27,859
                                                 ---------    ------

SHAREHOLDERS' EQUITY
--------------------

  Common stock                                     312,000     2,943
  Additional paid-in capital                     1,562,995    14,745
  Unappropriated loss                               27,111       255

TOTAL SHAREHOLDERS' EQUITY                       1,847,884    17,432
                                                 ---------    ------

TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                             4,801,001    45,292
                                                 =========    ======

Note:  Yen amounts have been translated, for convenience only, at
       (Yen)106=US$1.00, the approximate exchange rate on September 30, 1999. Fractions are rounded down.

Attachment 3

                NIPPON TELEGRAPH AND TELEPHONE WEST CORPORATION
                -----------------------------------------------
                     NON-CONSOLIDATED STATEMENTS OF INCOME
                     -------------------------------------
                   (Based on Japanese Accounting Principles)


                                               Three-months Ended September 30
                                               -------------------------------
                                                               1999
                                                     -------------------------
                                                     Millions         Millions
                                                     of Yen           of US$
                                                     ------           ------

OPERATING REVENUES                                   679,890           6,414

OPERATING EXPENSES                                   693,493           6,542

OPERATING LOSS                                        13,602             128

NON-OPERATING REVENUES                                 9,093              85

NON-OPERATING EXPENSES                                17,262             162

ORDINARY LOSS                                         21,771             205

LOSS BEFORE TAXES                                     21,771             205

INCOME TAXES                                           5,340              50

NET LOSS                                              27,111             255
                                                      -------           -----


Note:  Yen amounts have been translated, for convenience only, at
       (Yen)106=US$1.00, the approximate exchange rate on September 30, 1999. Fractions are rounded down.

Attachment 4

            Business Results (Non-consolidated Operating Revenues)
            ------------------------------------------------------
                   (Based on Japanese Accounting Principles)

                                                (Millions of Yen)
 ----------------------------------------------------------------
            Service                        Three-months Ended
                                           September 30, 1999
 ----------------------------------------------------------------
 Voice Transmission Services                              505,299
 Leased Circuit Services                                   75,173
 Telegram Services                                          8,683
 Other Services                                            39,682
 Telecommunications
 Total Revenues                                           628,838
-----------------------------------------------------------------
 Related Business                                          51,051
 Total Revenues
-----------------------------------------------------------------
 Total Operating Revenues                                 679,890
-----------------------------------------------------------------
Note: Fractions are rounded down.

                                                               November 24, 1999
FOR IMMEDIATE RELEASE


           Interim Settlement for Fiscal Year Ending March 31, 2000

The results of Nippon Telegraph and Telephone East Corporation (NTT East) for the interim period of fiscal 1999 are presented in the order indicated on the attachment.

The interim period was from July 1, the date of the establishment of NTT East, until September 30.


(Attachment)
1.   Summary of Results
2.   Non-consolidated Balance Sheet
3.   Non-consolidated Statements of Income
4.   Business Results (Non-consolidated Operating Revenues)


Inquiries:
Susumu Mito
Accounting Section, Finance Division
NTT East
Tel: 03-5359-3331
E-mail: s.mito@east.ntt.co.jp

Attachment 1

                              SUMMARY OF RESULTS
                              ------------------

Nippon Telegraph and Telephone East Corporation (NTT East) was established and launched its operations on July 1, 1999 following the reorganization of Nippon Telegraph and Telephone Corporation. NTT East operates as a telecommunications enterprise in the eastern Japan region.

During the interim under review, the Japanese economy showed signs of mild improvement as the effects of various policy measures were felt throughout the economy. However, a full-fledged recovery proved elusive as plant and equipment investment continued to decline and employment conditions remained bleak.

In the telecommunications markets, the dramatic increase in mobile telephone and Internet users has resulted in a sharp increase in demand for digital data transmission services which are taking the place of conventional voice-based communication services. In addition to these quantitative changes, the telecommunications markets are expected to undergo important qualitative changes as a result of growing digitalization. Competition in all areas of these new markets is being intensified by the entry of foreign telecommunications carriers and new participants from other industries.

Given this rapid pace of change and increasing competition, NTT East faces an extremely difficult business environment. Against this background, NTT East has adopted as its basic management principle the provision of timely and attractive services and has launched various initiatives characterized by three key features: "inexpensive," "easy to use" and "reliable."

The principal initiatives launched during the reporting period are as follows.

With the growing number of Internet users, sales of ISDN lines have been increasing rapidly. For improved customer convenience and the promotion of wider use, NTT East launched "i-Number," a system allowing INS-Net 64 subscribers to use two telephone numbers on one line. NTT East also started marketing its "Magic Box" voice mail services which records messages at a processing center when a line is busy or when a call is unanswered. "Magic Box" can also be used for transferring incoming call to a cellular phone. For users subscribing to the "Magic Box" service together with either or both of the "i-Number" and "INS Number Display" services, NTT East is offering a "Package Discount" on monthly service charges on the combined services, making them even more attractive. NTT East is also launching various new services to support the growing use of the Internet. The "i-ai Plan," targeting individuals and small businesses, provides fixed-rate local-call access to the Internet at discounts of up to 60%. The "i-school" service, available to schools on an experimental basis, features flat-rate Internet access at special discounts. As a result of changing lifestyles, there is a growing need to maintain certain operations on weekends and holidays. In response to this demand and in order to improve the quality of our services, NTT East has decided to extend the operating hours of its "dial 116" services to include Saturdays, Sundays and holidays. The "dial 116" service is responsible for processing inquiries and orders for the relocation of subscriber telephone lines and various other services.

For its corporate customers, NTT East has developed a management support program known as "Team Marketing Solution" featuring team collaboration with customers to meet management challenges. NTT East continues to strengthen its marketing capabilities through such initiatives.

Sales of principal installations during the interim period under review were as follows.

Owing to the continued buoyant sales of INS-Net digital services, the total number of ordinary telephone subscriber lines came to 28.28 million (representing a decrease of 0.29 million lines since NTT East went into operation on July 1). In the area of INS-Net services, the number of INS-Net 64 digital lines totaled 2.73 million as of September 30, 1999 (an increase of 0.31 million lines since July 1).

NTT East's three-months ended September 30, 1999 were as follows: operating revenues amounted to 696.5 billion yen, current profit amounted to 10.9 billion yen, and net loss came to 7.1 billion yen.

Attachment 2


                NIPPON TELEGRAPH AND TELEPHONE EAST CORPORATION
                -----------------------------------------------
                        NON-CONSOLIDATED BALANCE SHEET
                        ------------------------------
                   (Based on Japanese Accounting Principles)


                                                 September 30, 1999
                                                 -------------------
                                                 Millions   Millions
                                                  of Yen     of US$
                                                 ---------  --------
ASSETS
------

FIXED ASSETS                                     4,028,969    38,009
CURRENT ASSETS                                   1,053,292     9,936

TOTAL ASSETS                                     5,082,261    47,945
                                                 =========    ======

LIABILITIES

LONG-TERM LIABILITIES:
  Long-term debt                                 1,130,232    10,662
  Liability for employees' severance payments      941,465     8,881
  Other                                              7,546        71
 Total long-term liabilities                     2,079,243    19,615
                                                 ---------    ------

CURRENT LIABILITIES:
  Current portion of long-term debt                 14,924       140
  Accounts payable,trade                           211,196     1,992
  Short-term borrowings                            385,237     3,634
  Accrued taxes on income                           18,097       170
  Other                                            366,419     3,456
 Total current liabilities                         995,875     9,395
                                                 ---------    ------

TOTAL LIABILITIES                                3,075,118    29,010
                                                 ---------    ------

SHAREHOLDERS' EQUITY
--------------------

  Common stock                                     335,000     3,160
  Additional paid-in capital                     1,679,281    15,842
  Unappropriated loss                                7,137        67

TOTAL SHAREHOLDERS' EQUITY                       2,007,143    18,935
                                                 ---------    ------

TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                             5,082,261    47,945
                                                 =========    ======


Note: Yen amounts have been translated, for convenience only, at Yen 106=US$1.00, the approximate exchange rate on September 30, 1999. Fractions are rounded down.

Attachment 3


                NIPPON TELEGRAPH AND TELEPHONE EAST CORPORATION
                -----------------------------------------------
                     NON-CONSOLIDATED STATEMENTS OF INCOME
                     -------------------------------------
                   (Based on Japanese Accounting Principles)

                          Three-months Ended September 30, 1999
                          -------------------------------------
                             Millions                  Millions
                              of Yen                     of US$
                          ---------------           -----------
OPERATING REVENUES                696,563               6,571

OPERATING EXPENSES                681,441               6,428

OPERATING INCOME                   15,121                 142

NON-OPERATING REVENUES             10,998                 103

NON-OPERATING EXPENSES             15,157                 142

RECURRING PROFIT                   10,962                 103

INCOME BEFORE TAXES                10,962                 103

INCOME TAXES                       18,100                 170

NET LOSS                            7,137                  67
                                  -------               -----

Note: Yen amounts have been translated, for convenience only, at (Yen) 106=US$1.00, the approximate exchange rate on September 30, 1999. Fractions are rounded down.

Attachment 4

            Business Results (Non-consolidated Operating Revenues)
            ------------------------------------------------------
                   (Based on Japanese Accounting Principles)


                                                   (Millions of Yen)
----------------------------------------------------------------------
           Service                                 Three-months Ended
                                                    September 30, 1999
----------------------------------------------------------------------
 Voice Transmission Services                                514,836
 Leased Circuit Services                                     91,346
 Telegram Services                                            8,071
 Other Services                                              35,752
 Telecommunications
 Total Revenues                                             650,007
----------------------------------------------------------------------
 Related Business                                            46,555
 Total Revenues
----------------------------------------------------------------------
 Total Operating Revenues                                   696,563
----------------------------------------------------------------------

Note: Fractions are rounded down.

                                                               November 24, 1999
                                                  NTT Communications Corporation


                        NTT Communications' Results For
                    Fiscal Half-Year Ending March 31, 2000


NTT Communications Corporation ("NTT Com") had operating revenues of 357.6 billion yen, recurring profit of 34.2 billion yen and net income of 17.1 billion yen, based on Japanese accounting principles, in the new company's first fiscal-half year from May 28 to September 30.

During the reporting period, the Japanese economy did not show signs of a full-scale recovery, and a rising rate of unemployment and many other factors were cause for continued concern, although a slight recovery in consumer spending was one of a few positive indicators.

Service diversification and cost reductions fueled competition in the domestic and international telecommunications markets. Also, telecommunication operators continued to reorganize on a global basis through tie-ups and joint ventures to create new synergy to meet the challenges of the evolving market.

NTT Com was established by the reorganization of Nippon Telegraph and Telephone Corporation (NTT) on May 28 to provide international and domestic (inter-prefectural) telecommunication and Internet access services. NTT Com, after inheriting operations from NTT, began operating on July 1 to challenge the global communications market with superior services that meet the diversified needs of customers on a global scale. The company structured itself to provide a full menu of services at quality and price levels that accurately meet customer needs. The company also prepared for entry into the international telecommunications market through subsidiaries and other arrangements.

NTT Com lowered the fixed charges of its Super Frame-Relay Service, a data transmission service for corporate users and enhanced the service with the addition of Arcstar 21, an Internet-protocol virtual private network (IP-VPN) service that enables closed group telecommunications with pre-designated partners. New access services were inaugurated for corporate users, such as the Arcstar Direct, which connects users directly to the NTT Com inter-prefectural network for lower telephone charges, and Arcstar Value Access, which integrates access networks for various services to lower network costs. NTT Com also expanded its range of discounts for corporate services. Premierplan was introduced for Members' Net and Free Dial, allowing multi-office corporations that subscribe to these services under a single, nationwide contract to pay for communication charges on a discounted lump-sum basis.

For individuals, NTT Com added new discounts and enhanced its ability to deal flexibly with customer requests. In addition to the existing TeleChoice and TeleWise discount plans, the Shabericchi plan was added to provide discounts on calls to user-designated telephone numbers.

NTT Com increased its number of dial-up Internet access points to meet the rising demand for Internet access. As of September 1, OCN Dial Access service users can connect to the Internet at local-call rates from any location in Japan. NTT Com is the first company in Japan to provide this level of service. OCN Dial Access is available through NTT Com's Open Computer Network of Internet access services.

The company was actively involved with the development of electronic commerce (e-commerce) services. Super Cash, an e-commerce service being developed in cooperation with 23 domestic banks, was tested in field trials in the Shinjuku area of Tokyo and over the Internet.

NTT Com provided total business solutions, comprised mainly of network sales, but also including consulting, system integration, network integration and outsourcing. E-commerce platforms were established and network-outsourcing services were expanded.

As part of launching an international telephone service, using the prefix 0033, on October 1, NTT Com merged with a subsidiary that had been providing international telecommunication services since 1997. The merger enables the company to seamlessly link domestic and international services, thereby enhancing its ability to compete with domestic and international carriers.

NTT Com concluded tie-ups with both domestic and international companies during its first half-year. The company reached a basic agreement to invest in Japan Satellite Systems Inc. (JSAT), a provider of domestic and international satellite telecommunications and domestic satellite-broadcasting services. The aim is to develop satellite-related business by effectively using the two companies' satellites. Details are still being worked out. NTT Com also invested in HKNet Company Limited, a major Internet service provider in Hong Kong, to provide IP services in Hong Kong.


                                 #     #     #


For further information, please contact:

   Megumi Inaji or Fuyuki Natsumeda
   Public Relations Office
   NTT Communications Corporation
   Telephone: (03) 3500-8020
   E-mail: info@ntt.com
           ------------

Attachment 1

                        NTT Communications Corporation
                        ------------------------------
                        NON-CONSOLIDATED BALANCE SHEET
                        ------------------------------
                   (Based on Japanese Accounting Principles)


                                                 September 30, 1999
                                                 -------------------
                                                 Millions   Millions
                                                  of Yen     of US$
                                                 ---------  --------
ASSETS
------
FIXED ASSETS                                       879,862     8,300
CURRENT ASSETS                                     346,616     3,269

TOTAL ASSETS                                     1,226,478    11,570
                                                 =========    ======

LIABILITIES
-----------

LONG-TERM LIABILITIES:
  Long-term debt                                   388,077     3,661
  Liability for employees' severance payments       45,305       427
  Other                                              1,260        11
 Total long-term liabilities                       434,643     4,100
                                                 ---------    ------

CURRENT LIABILITIES:
  Current portion of long-term debt                  4,596        43
  Accounts payable, trade                           30,283       285
  Short-term borrowings                             87,691       827
  Accounts payable, other                          159,186     1,501
  Accrued taxes on income                           17,046       160
  Other                                             41,970       395
 Total current liabilities                         340,774     3,214
                                                 ---------    ------

TOTAL LIABILITIES                                  775,418     7,315
                                                 ---------    ------

SHAREHOLDERS' EQUITY
--------------------

  Common stock                                      72,000       679
  Additional paid-in capital                       361,888     3,414
  Unappropriated retained earnings                  17,172       162

TOTAL SHAREHOLDERS' EQUITY                         451,060     4,255
                                                 ---------    ------

TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                             1,226,478    11,570
                                                 =========    ======

Note:  Yen amounts have been translated, for convenience only, at
       (Yen)106=US$1.00, the approximate exchange rate on September 30, 1999. Fractions are rounded down.

Attachment 2


                        NTT Communications Corporation
                        -------------------------------
                     NON-CONSOLIDATED STATEMENTS OF INCOME
                     -------------------------------------
                   (Based on Japanese Accounting Principles)



                                  FISCAL HALF-YEAR BEGINNING MAY 28 AND
                                               ENDED SEPTEMBER 30, 1999
                                               ------------------------
                                               Millions        Millions
                                               of Yen          of US$
                                               --------        --------

OPERATING REVENUES                             357,601          3,373

OPERATING EXPENSES                             324,223          3,058

OPERATING INCOME                                33,378            314

NON-OPERATING REVENUES                           6,499             61

NON-OPERATING EXPENSES                           5,656             53

RECURRING PROFIT                                34,222            322

INCOME BEFORE TAXES                             34,222            322

INCOME TAXES                                    17,050            160

NET INCOME                                      17,172            162
                                               -------          -----


Note:  Yen amounts have been translated, for convenience only, at
       (Yen)106=US$1.00, the approximate exchange rate on September 30, 1999. Fractions are rounded down.

Attachment 3

             Business Results (Non-consolidated Operating Revenues)
            ------------------------------------------------------
                   (Based on Japanese Accounting Principles)

                                                      (Millions of Yen)
     -------------------------------------------------------------------
                                      Fiscal Half-Year Beginning May 28
              Service

                                           And Ended September 30, 1999
     -------------------------------------------------------------------

      Voice Transmission Services                            225,819
      Data Transmission Services                              52,111
      Leased Circuit Services                                 62,715
      Other Services                                             461
      Telecommunications
      Total Revenues                                         341,107

     -------------------------------------------------------------------

      Related Business                                        16,494
      Total Revenues

     -------------------------------------------------------------------

      Total Operating Revenues                               357,601

     -------------------------------------------------------------------
     Note: Fractions are rounded down.

                                      Nippon Telegraph and Telephone Corporation
                                                               November 24, 1999

  First-Half Results for Fiscal Year Ending March 31, 2000 (Non-Consolidated)

                   (Based on Japanese Accounting Principles)

[Results of Operations]

                                                                                                                 (Billions of Yen)
----------------------------------------------------------------------------------------------------------------------------------
                                                 Six-Months Ended        Six-Months Ended        Increase        Percent Increase
                                                  Sept. 30, 1999          Sept. 30, 1998        (Decrease)           (Decrease)
----------------------------------------------------------------------------------------------------------------------------------
     Operating Revenues                               1,528.8                 3,029.5            (1,500.6)             (49.5)
----------------------------------------------------------------------------------------------------------------------------------
     Operating Expenses                               1,427.2                 2,889.4            (1,462.2)             (50.6)
----------------------------------------------------------------------------------------------------------------------------------
     (Operating Income)                                 101.6                   140.0               (38.4)             (27.4)
----------------------------------------------------------------------------------------------------------------------------------
     (Non-Operating Income)                               4.7                   (16.9)               21.6                  -
----------------------------------------------------------------------------------------------------------------------------------
     (Recurring Profit)                                 106.3                   123.1               (16.7)             (13.6)
----------------------------------------------------------------------------------------------------------------------------------
     Extraordinary Profit                                71.8                       -                71.8                  -
----------------------------------------------------------------------------------------------------------------------------------
     Extraordinary Loss                                   4.2                    31.7               (27.4)             (86.5)
----------------------------------------------------------------------------------------------------------------------------------
     Income Before Taxes                                173.9                    91.3                82.5               90.3
----------------------------------------------------------------------------------------------------------------------------------
     Corporation, Inhabitant
      and Enterprise Taxes                               24.8                    28.3                (3.5)             (12.4)
----------------------------------------------------------------------------------------------------------------------------------
           Net Income                                   149.1                    63.0                86.0              136.3
----------------------------------------------------------------------------------------------------------------------------------

Note: 1. Beginning in this first-half statement, enterprise taxes have been included in "Corporation, Inhabitant and Enterprise Taxes."

      2.  Tax effect accounting has not been used.


[Projection for Fiscal Year Ending March 31, 2000]

                                                                                                                  (Billions of Yen)
----------------------------------------------------------------------------------------------------------------------------------
                                                  Fiscal Year Ending    Fiscal Year Ended     Increase      Percent Increase
                                                  March 31, 2000         March 31, 1999       (Decrease)        (Decrease)
----------------------------------------------------------------------------------------------------------------------------------
     Operating Revenues                               1,701.0               6,137.0            (4,436.0)          (72.3)
----------------------------------------------------------------------------------------------------------------------------------
     Operating Income                                   110.0                 243.8              (133.8)          (54.9)
----------------------------------------------------------------------------------------------------------------------------------
     Recurring Profit                                   121.0                 237.3              (116.3)          (49.0)
----------------------------------------------------------------------------------------------------------------------------------
     Net Income                                          99.0                 386.2              (287.2)          (74.4)
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
     Cumulative Effect for
     Prior Year's Tax Allocation                        112.0                     -               112.0               -
----------------------------------------------------------------------------------------------------------------------------------
     Net change in retained earnings *                  211.0                 386.2              (175.2)          (45.4)
----------------------------------------------------------------------------------------------------------------------------------


Note: "Net change in retained earnings" is obtained by adding "Cumulative Effect for Prior Year's Tax Allocation" to "Net Income."

[Balance Sheet]

------------------------------------------------------------------------------------------------------
                                                                      Long-Term Debt
             Fixed Assets                   Liabilities                      2,517.7
              7,331.6                         (42.1)                           (30.0)
               (87.3)
                                                                --------------------------
                                                                 Current Liabilities
                                                                            1,012.9
                                                                              (12.1)
           ----------------------                               --------------------------
Assets     Shares of Newly-Formed                                Common Stock
           Organizations *                                                    795.6
                4,323.4    (51.5)                                              (9.5)
          -----------------------                               --------------------------
                                            Shareholders'        Legal Reserve
          -----------------------              Equity                       2,649.8
          Loans to Newly-Formed                                               (31.5)
          Organizations  *                     (57.9)           --------------------------
                3,350.0    (39.9)                                Unappropriated Retained
          -----------------------                                Earnings
          Current Assets                                                    1,418.3
                1,062.8                                                       (16.9)
                  (12.7)
------------------------------------------------------------------------------------------------------
* Listed again
                                       (Total Assets)           -------------------------------------
                                   -----------------------        Unit: Billions of Yen
                                           8,394.4                Figures in brackets indicate shares.
                                   -----------------------       -------------------------------------


                                                                                                               (Billions of Yen)
---------------------------------------------------------------------------------------------------------------------------------
                             Sept. 30, 1999          March 31, 1999          Increase (Decrease)     Percent Increase (Decrease)
---------------------------------------------------------------------------------------------------------------------------------
    Fixed Assets                    7,331.6                9,361.0                     (2,029.4)                          (21.7)
---------------------------------------------------------------------------------------------------------------------------------
    Current Assets                  1,062.8                2,106.3                     (1,043.4)                          (49.5)
---------------------------------------------------------------------------------------------------------------------------------
    Total Assets                    8,394.4               11,467.3                     (3,072.9)                          (26.8)
---------------------------------------------------------------------------------------------------------------------------------
    Long-Term Liabilities           2,517.7                4,269.1                     (1,751.4)                          (41.0)
---------------------------------------------------------------------------------------------------------------------------------
    Current Liabilities             1,012.9                2,290.6                     (1,277.6)                          (55.8)
---------------------------------------------------------------------------------------------------------------------------------
    Total Liabilities               3,530.6                6,559.8                     (3,029.1)                          (46.2)
---------------------------------------------------------------------------------------------------------------------------------
    Interest-Bearing Liabilities *  2,914.7                2,666.5                        248.1                             9.3
---------------------------------------------------------------------------------------------------------------------------------
    Shareholders' Equity            4,863.8                4,907.5                        (43.7)                           (0.9)
---------------------------------------------------------------------------------------------------------------------------------
    Total of Liabilities and
---------------------------------------------------------------------------------------------------------------------------------
    Shareholders' Equity            8,394.4               11,467.3                     (3,072.9)                          (26.8)
---------------------------------------------------------------------------------------------------------------------------------
* Listed again

                                      Nippon Telegraph and Telephone Corporation
                                                                November 24,1999


                       Consolidated Statements of Income

           First-Half Results for Fiscal Year Ending March 31, 2000
                   (Based on Japanese Accounting Principles)

[Results of Operations]

                                                                                                               (Billions of Yen)
----------------------------------------------------------------------------------------------------------------------------------
                                  Six-Months Ended            Six-Months Ended          Increase           Percent Increase
                                   Sept. 30, 1999              Sept. 30, 1998          (Decrease)              (Decrease)
----------------------------------------------------------------------------------------------------------------------------------
    Operating Revenues                   5,009.1                      4,711.6              297.5                       6.3
----------------------------------------------------------------------------------------------------------------------------------
    Operating Expenses                   4,445.3                      4,217.6              227.7                       5.4
----------------------------------------------------------------------------------------------------------------------------------
     Operating Income                      563.8                        494.0               69.7                      14.1
----------------------------------------------------------------------------------------------------------------------------------
  Non-Operating Income                     (71.6)                       (89.5)              17.8                      20.0
----------------------------------------------------------------------------------------------------------------------------------
      Recurring Profit                     492.2                        404.5               87.6                      21.7
----------------------------------------------------------------------------------------------------------------------------------
    Extraordinary Profit                    69.2                            -               69.2                         -
----------------------------------------------------------------------------------------------------------------------------------
    Extraordinary Loss                      31.8                            -               31.8                         -
----------------------------------------------------------------------------------------------------------------------------------
   Income Before Taxes                     529.6                        404.5              125.1                      30.9
----------------------------------------------------------------------------------------------------------------------------------
  Corporation,Inhabitant and
      Enterprise Taxes                     222.2                        132.2               90.0                      68.1
----------------------------------------------------------------------------------------------------------------------------------
   Minority Interest in
 Consolidated Subsidiaries                  66.9                          7.3               59.6                     810.1
----------------------------------------------------------------------------------------------------------------------------------
        Net Income                         240.4                        264.9              (24.5)                     (9.3)
----------------------------------------------------------------------------------------------------------------------------------

Note:  Tax effect accounting has not been used.


[Operating Performance of NTT and its Subsidiaries]

                                                                                                                 (Billions of Yen)
----------------------------------------------------------------------------------------------------------------------------------
                                            NTT       NTT East    NTT West       NTT         NTT Data       NTT         Others
                                          (Holding     Corp.       Corp.    Communications                 DoCoMo
                                          Company)                                                         Group
----------------------------------------------------------------------------------------------------------------------------------
          Operating Revenues               1,528.8      696.5       679.8        357.6           305.8      1,842.1       889.6
     -----------------------------------------------------------------------------------------------------------------------------
       (Change from previous year)                         (-38.7)                                (1.3)      (232.4)     (214.2)
               (% Change)                                   (-1.3%)                               (0.4%)      (14.4%)     (31.7%)
----------------------------------------------------------------------------------------------------------------------------------
            Recurring Profit                 106.3       10.9       (21.7)        34.2            20.6        327.4        17.1
     -----------------------------------------------------------------------------------------------------------------------------
       (Change from previous year)                          (-1.4)                                (7.6)       (99.6)       (8.1)
               (% Change)                                   (-1.1%)                              (59.1%)      (43.8%)     (89.8%)
----------------------------------------------------------------------------------------------------------------------------------
            Extraordinary Profit              71.8          -           -            -               -            -           -
----------------------------------------------------------------------------------------------------------------------------------
            Extraordinary Loss                 4.2          -           -            -            23.7            -           -
----------------------------------------------------------------------------------------------------------------------------------
               Net Income                    149.1           (7.1)  (27.1)        17.1            (1.9)       189.8         8.5
     -----------------------------------------------------------------------------------------------------------------------------
       (Change from previous year)                          (54.5)                               (-9.2)       (81.2)       (6.4)
               (% Change)                                   (86.5%)                                ( - )      (74.7%)    (308.3%)
----------------------------------------------------------------------------------------------------------------------------------

Note: 1. Individual figures for NTT (Holding Company) and its subsidiaries are on a non-consolidated basis and exclude adjustments for elimination of cross-transactions.

      2. Figures for the nine companies of the DoCoMo Group are simple aggregations. Comparisons with previous year include the business results of the nine companies of the NTT Personal Group.

[Projection for Consolidated Operating Performance for Fiscal Year Ending March 31, 2000]

                                                                                                               (Billions of Yen)
--------------------------------------------------------------------------------------------------------------------------------
                                                --------------------------------------------------------------------------------
                                                   NTT
                                   Consolidated (Holding   NTT East  NTT West       NTT        NTT Data  NTT DoCoMo    Others
                                     Basis       Company)   Corp.      Corp.   Communications              Group
--------------------------------------------------------------------------------------------------------------------------------
        Operating Revenues          10,359.0    1,701.0    2,140.0   2,048.0        1,067.0      725.0    3,866.0      1,903.0
--------------------------------------------------------------------------------------------------------------------------------
    (Change from previous year)       (629.3)                    (-74.0)                         (19.5)    (509.8)      (428.0)

            (% Change)                  (6.5%)                    (-1.2%)                         (2.8%)    (15.2%)      (29.0%)
--------------------------------------------------------------------------------------------------------------------------------
         Recurring Profit              730.0      121.0       29.0     (70.0)         118.0       43.0      479.0         34.0
--------------------------------------------------------------------------------------------------------------------------------
    (Change from previous year)        (81.3)                    (-36.3)                          (5.8)    (125.1)        (1.7)

            (% Change)                 (12.5%)                   (-15.3%)                        (15.6%)    (35.4%)       (5.4%)
--------------------------------------------------------------------------------------------------------------------------------
       Extraordinary Profit             69.0       72.0          -         -              -          -          -            -
--------------------------------------------------------------------------------------------------------------------------------
       Extraordinary Loss              790.0       11.0      328.0     372.0           16.0       63.0          -            -
--------------------------------------------------------------------------------------------------------------------------------
            Net Income                (126.0)      99.0     (175.0)   (269.0)            61      (12.0)     273.0         18.0
--------------------------------------------------------------------------------------------------------------------------------
    (Change from previous year)      (-728.6)                   (-670.2)                        (-28.2)    (109.8)       (12.0)

            (% Change)                    (-)                        (-)                            (-)     (67.3%)     (211.7%)
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
Cumulative effect for prior year's     647.0      112.0      217.0     247.0           12.0       23.0       44.0         20.0
          tax allocation
--------------------------------------------------------------------------------------------------------------------------------
  Net change in retained earnings      521.0      211.0       42.0     -22.0           73.0       11.0      317.0         38.0
--------------------------------------------------------------------------------------------------------------------------------

Note: 1. Individual figures for NTT (Holding Company) and its subsidiaries are on a non-consolidated basis and exclude adjustments for elimination of cross-transactions.

      2. Figures for the nine companies of the DoCoMo Group are simple aggregations. Comparisons with previous year include the business results of the nine companies of the NTT Personal Group.

      3. "Net change in retained earnings" is obtained by adding "Cumulative effect for prior year's tax allocation" to "Net Income."

[Assets, Liabilities and Shareholders' Equity]

                                                                                                                (Billions of Yen)
-----------------------------------------------------------------------------------------------------------------------------------
                                                   Six-Months                                   Increase        Percent Increase
                                                 Ended Sept. 30,           March 31,1999       (Decrease)          (Decrease)
-----------------------------------------------------------------------------------------------------------------------------------
            Fixed Assets                             13,680.8                 13,703.8           (23.0)                (0.2)
   --------------------------------------------------------------------------------------------------------------------------------
            Current Assets                            3,414.3                  3,708.2          (293.9)                (7.9)
   --------------------------------------------------------------------------------------------------------------------------------
            Total Assets                             17,095.1                 17,412.1          (317.0)                (1.8)
===================================================================================================================================
         Long-Term Liabilities                        7,112.9                  6,938.1           174.8                  2.5
   --------------------------------------------------------------------------------------------------------------------------------
           Current Liabilities                        2,904.1                  3,509.5          (605.3)               (17.2)
   --------------------------------------------------------------------------------------------------------------------------------
    Total Liabilities                                10,017.1                 10,447.7          (430.5)                (4.1)
   --------------------------------------------------------------------------------------------------------------------------------
      Interest Bearing Liabilities                    5,775.8                  5,624.6           151.2                  2.7
-----------------------------------------------------------------------------------------------------------------------------------
  Minority Interest in Consolidated
            Subsidiaries                                815.9                    750.5            65.4                  8.7
-----------------------------------------------------------------------------------------------------------------------------------
        Shareholders' Equity                          6,261.9                  6,213.9            48.0                  0.8
-----------------------------------------------------------------------------------------------------------------------------------
        Total Liabilities and
       Shareholders' Equity                          17,095.1                 17,412.1          (317.0)                (1.8)
-----------------------------------------------------------------------------------------------------------------------------------


[Reference]


1.  Number of Employees                                                                                                (Employees)
-----------------------------------------------------------------------------------------------------------------------------------
                                      Sept. 30, 1999           Sept. 30, 1998         Increase (Decrease)      Percent Increase
                                                                                                                   (Decrease)
-----------------------------------------------------------------------------------------------------------------------------------
    Number of Employees                  224,700                  229,800                  (5,100)                   (2.2)
-----------------------------------------------------------------------------------------------------------------------------------


2.  Capital Expenditures                                                                                          (Billions of Yen)
-----------------------------------------------------------------------------------------------------------------------------------
                                      Sept. 30, 1999           Sept. 30, 1998         Increase (Decrease)      Percent Increase
                                                                                                                   (Decrease)
-----------------------------------------------------------------------------------------------------------------------------------
      Capital Expenditures               1,202.9                  1,289.1                 (86.2)                     (6.7)
-----------------------------------------------------------------------------------------------------------------------------------

Note: Exclude the Capital Expenditures of the NTT Lease Corporation and NTT Auto Lease Corporation.

(Reference)
                                      Nippon Telegraph and Telephone Corporation
                                                                November 24,1999

                     Non-Consolidated Statements of Income
   Figures Based on Former Single-Company System(Pre-Reorganization System)

            Half-Year Results for Fiscal Year Ending March 31, 2000
                   (Based on Japanese Accounting Principles)

[Results of Operations]

                                                                                                   (Unit: Billions of Yen)
---------------------------------------------------------------------------------------------------------------------------
                                           Six-Months Ended      Six-Months Ended       Increase          Percent Increase
                                            Sept. 30, 1999        Sept. 30, 1998       (Decrease)             (Decrease)
---------------------------------------------------------------------------------------------------------------------------
            Operating Revenues                      2,990.8               3,029.5          (38.7)                    (1.3)
---------------------------------------------------------------------------------------------------------------------------
            Operating Expenses                      2,861.0               2,889.4          (28.4)                    (1.0)
---------------------------------------------------------------------------------------------------------------------------
             Operating Income                         129.7                 140.0          (10.3)                    (7.4)
---------------------------------------------------------------------------------------------------------------------------
           Non-Operating Income                        (8.0)                (16.9)           8.9                     52.6
---------------------------------------------------------------------------------------------------------------------------
             Recurring Profit                         121.7                 123.1           (1.4)                    (1.1)
---------------------------------------------------------------------------------------------------------------------------
            Extraordinary Profit                       69.2                     -           69.2                        -
---------------------------------------------------------------------------------------------------------------------------
            Extraordinary Loss                          8.0                  31.7          (23.7)                   (74.7)
---------------------------------------------------------------------------------------------------------------------------
           Income Before Taxes                        182.9                  91.3           91.5                    100.2
---------------------------------------------------------------------------------------------------------------------------
          Corporation,Inhabitant and
              Enterprise Taxes                         65.2                  28.3           36.9                    130.7
---------------------------------------------------------------------------------------------------------------------------
                Net Income                            117.6                  63.0           54.5                     86.5
---------------------------------------------------------------------------------------------------------------------------

Note: 1. Beginning in this first-half statement, enterprise taxes have been included in "Corporation, Inhabitant and Enterprise Taxes."
      2.  Tax effect accounting has not been used.


[Projection for Fiscal Year Ending March 31, 2000]

                                                                                                         (Billions of Yen)
---------------------------------------------------------------------------------------------------------------------------
                                           Six-Months Ended      Six-Months Ended       Increase          Percent Increase
                                            Sept. 30, 1999        Sept. 30, 1998       (Decrease)             (Decrease)
---------------------------------------------------------------------------------------------------------------------------
            Operating Revenues                      6,063.0               6,137.0          (74.0)                    (1.2)
---------------------------------------------------------------------------------------------------------------------------
             Operating Income                         230.0                 243.8          (13.8)                    (5.7)
---------------------------------------------------------------------------------------------------------------------------
             Recurring Profit                         201.0                 237.3          (36.3)                   (15.3)
---------------------------------------------------------------------------------------------------------------------------
                Net Income                           (284.0)                386.2         (670.2)                       -
---------------------------------------------------------------------------------------------------------------------------
    Cumulative effect for prior year's
              tax allocation                          588.0                     -          588.0                        -
---------------------------------------------------------------------------------------------------------------------------
     Net change in retained earnings                  304.0                 386.2          (82.2)                   (21.3)
---------------------------------------------------------------------------------------------------------------------------

Note: "Net change in retained earnings" is obtained by adding "Cumulative effect for prior year's tax allocation" to "Net Income."

[Breakdown of Operating Revenues and Operating Expenses]

(1) Operating Revenues

                                                                                                        (Unit: Billions of Yen)
-------------------------------------------------------------------------------------------------------------------------------
                                           Six-Months Ended      Six-Months Ended          Increase           Percent Increase
                                            Sept. 30, 1999        Sept. 30, 1998           (Decrease)             (Decrease)
-------------------------------------------------------------------------------------------------------------------------------
       Voice Transmission Services                  2,227.1               2,320.5              (93.3)                    (4.0)
         Major Items:
         Telephone Services Revenues                1,845.8               2,050.3             (204.5)                   (10.0)
           Monthly Charge Revenues                    811.2                 846.5              (35.2)                    (4.2)
           Call Rates Revenues                        852.5               1,002.2             (149.6)                   (14.9)
             Interconnection Call Revenues            167.8                 198.9              (31.0)                   (15.6)
         ISDN Services Revenues                       380.0                 268.8              111.1                     41.4
       Data Transmission Services Revenues             75.3                  51.8               23.4                     45.2
         Major Items:
         OCN Services Revenues                         19.8                   9.4               10.3                    109.6
       Leased Circuit Services                        328.5                 315.9               12.5                      4.0
         Major Items:
         High-Speed Digital Circuits                  117.4                 109.9                7.5                      6.8
         Services Revenues
       Telegram Services Revenues                      37.1                  40.3               (3.1)                    (7.9)
       Other Services Revenues                        150.6                 148.3                2.3                      1.6
       Related Business Revenues                      171.9                 152.4               19.4                     12.8
         Major Items:
         System Integration Service                    49.6                  33.9               15.6                     46.2
         Revenue
-------------------------------------------------------------------------------------------------------------------------------
       Total                                        2,990.8               3,029.5              (38.7)                    (1.3)
-------------------------------------------------------------------------------------------------------------------------------
     (Reference) Information Network
             Services Revenues                        543.3                 399.2              144.1                     36.1
-------------------------------------------------------------------------------------------------------------------------------

Note: Operating revenues classifications were changed this year acccording to the revised Accounting Regulation of the Telecommunications Business Laws

(2) Operating Expenses

                                                                                                       (Unit: Billions of Yen)
-------------------------------------------------------------------------------------------------------------------------------
                                           Six-Months Ended      Six-Months Ended           Increase          Percent Increase
                                            Sept. 30, 1999        Sept. 30, 1998           (Decrease)            (Decrease)
-------------------------------------------------------------------------------------------------------------------------------
       Personnel                                      725.4                 762.4              (37.0)                    (4.9)
       Cost of Supplies                             1,207.5               1,108.6               98.8                      8.9
       Service Fees for Subcontractors                 35.5                  41.5               (5.9)                   (14.4)
       Depreciation                                   704.7                 750.7              (45.9)                    (6.1)
       Retirement of Fixed Assets                      98.2                 127.6              (29.3)                   (23.0)
       Miscellaneous Taxes                             89.5                  98.5               (9.0)                    (9.2)
-------------------------------------------------------------------------------------------------------------------------------
       Total                                        2,861.0               2,889.4              (28.4)                    (1.0)
-------------------------------------------------------------------------------------------------------------------------------
   (Reference)  Non-Operating Expenses                 70.4                  72.8               (2.3)                    (3.3)
       Major Items:
       Financial Expenses                              47.5                  52.0               (4.4)                    (8.6)
       Loss on Securities Revaluation                     -                  17.2              (17.2)                       -

       Administrative expenses of Leased
       property                                        18.9                     -               18.9                        -
-------------------------------------------------------------------------------------------------------------------------------

[Assets, Liabilities and Shareholders' Equity]

                                                                                                      (Billions of Yen)
-------------------------------------------------------------------------------------------------------------------------
                                           Six-Months Ended      March 31,1999          Increase       Percent Increase
                                            Sept. 30, 1999                             (Decrease)         (Decrease)
-------------------------------------------------------------------------------------------------------------------------
       Fixed Assets                                 9,185.9            9,361.0            (175.1)                 (1.9)
       ------------------------------------------------------------------------------------------------------------------
       Current Assets                               1,906.0            2,106.3            (200.2)                 (9.5)
       ------------------------------------------------------------------------------------------------------------------
       Total Assets                                11,092.0           11,467.3            (375.3)                 (3.3)
-------------------------------------------------------------------------------------------------------------------------
       Long-Term Liabilities                        4,589.8            4,269.1             320.6                   7.5
       ------------------------------------------------------------------------------------------------------------------
       Current Liabilities                          1,669.8            2,290.6            (620.8)                (27.1)
       ------------------------------------------------------------------------------------------------------------------
       Total Liabilities                            6,259.6            6,559.8            (300.1)                 (4.6)
-------------------------------------------------------------------------------------------------------------------------
       Interest-Bearing Liabilities                 2,915.7            2,666.5             249.1                   9.3
-------------------------------------------------------------------------------------------------------------------------
       Shareholders' Equity                         4,832.3            4,907.5             (75.2)                 (1.5)
-------------------------------------------------------------------------------------------------------------------------
   Total of Liabilities and Shareholders'
     Equity                                        11,092.0           11,467.3            (375.3)                 (3.3)
-------------------------------------------------------------------------------------------------------------------------

[Reference]

1.  Number of Subscriber Lines

                                                                                                            (Thousands)
-------------------------------------------------------------------------------------------------------------------------
                                           Sept. 30, 1999        Sept. 30, 1998         Increase       Percent Increase
                                                                                       (Decrease)          (Decrease)
-------------------------------------------------------------------------------------------------------------------------
       Number of Telephone Subscriber
       Lines                                       57,287                59,642           (2,355)                 (3.9)
       ------------------------------------------------------------------------------------------------------------------
       Number of ISDN Subscriber Lines              5,701                 3,438            2,263                  65.8
       ------------------------------------------------------------------------------------------------------------------
       Number of Subscriber Lines                  62,989                63,080              (91)                 (0.1)
-------------------------------------------------------------------------------------------------------------------------

Note: 1. "Number of Telephone Subscriber Lines" is the total of individual lines, central station lines.
      2. "Number of ISDN Subscriber Lines" (consisting of INS-Net 64, INS-Net 1500, INS-Net 64 Light ) is calculated in terms of INS-Net64.

2.  Number of Employees

                                                                                                            (Employees)
-------------------------------------------------------------------------------------------------------------------------
                                           Sept. 30, 1999        Sept. 30, 1998         Increase       Percent Increase
                                                                                       (Decrease)         (Decrease)
-------------------------------------------------------------------------------------------------------------------------
       Number of Employees                        137,200               146,700           (9,500)                 (6.5)
-------------------------------------------------------------------------------------------------------------------------

3.  Capital Expenditures

                                                                                                      (Billions of Yen)
-------------------------------------------------------------------------------------------------------------------------
                                           Sept. 30, 1999        Sept. 30, 1998         Increase       Percent Increase
                                                                                       (Decrease)         (Decrease)
-------------------------------------------------------------------------------------------------------------------------
       Capital Expenditures                         623.9                 686.5            (62.5)                 (9.1)
-------------------------------------------------------------------------------------------------------------------------

                                             Nippon Telegraph and Telephone West
                                                                     Corporation
                                                               November 24, 1999

                     Non-Consolidated Statements of Income

             Interim Results for Fiscal Year Ending March 31, 2000
                   (Based on Japanese Accounting Principles)

[Profit and Loss]
                                                         (Unit: Billions of Yen)
--------------------------------------------------------------------------------

         Details                            Three-Months Ended Sept. 30, 1999

--------------------------------------------------------------------------------
     Operating Revenues                                                   679.8
--------------------------------------------------------------------------------
     Operating Expenses                                                   693.4
--------------------------------------------------------------------------------
       (Operating Income)                                                 (13.6)
--------------------------------------------------------------------------------
       (Non-Operating Income)                                              (8.1
--------------------------------------------------------------------------------
       (Recurring Profit)                                                 (21.7)
--------------------------------------------------------------------------------
     Income Taxes                                                           5.3
--------------------------------------------------------------------------------
     Net Income                                                           (27.1)
--------------------------------------------------------------------------------
    Note: Tax effect accounting has not been used.


[Projection for Fiscal Year Ending March 31, 2000]
                                                        (Unit:  Billions of Yen)
--------------------------------------------------------------------------------

         Details                            Fiscal Year Ending March 31, 2000

--------------------------------------------------------------------------------
     Operating Revenues                                                 2,048.0
--------------------------------------------------------------------------------
     Operating Income                                                     (54.0)
--------------------------------------------------------------------------------
     Recurring Profit                                                     (70.0)
--------------------------------------------------------------------------------
     Extraordinary Loss                                                   372.0
--------------------------------------------------------------------------------
     Net Income                                                          (269.0)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
     Cumulative Effect for Prior Year's Tax Allocation                    247.0
--------------------------------------------------------------------------------
     Net change in retained earnings *                                    (22.0)
--------------------------------------------------------------------------------
 Note: "Net change in retained earnings" is obtained by adding "Cumulative
     Effect for Prior Year's Tax Allocation" to "Net Income."

[Breakdown of Operating Revenues and Operating Expenses]

 (1) Operating Revenues                                                 (Unit: Billions of Yen)
-----------------------------------------------------------------------------------------------
                        Service                        Three-Months Ended   -------------------
                                                          Sept. 30, 1999    Percentage of Total
-----------------------------------------------------------------------------------------------
     Voice Transmission Services Revenues                           505.2                  74.3
       Telephone Services Revenues*                                 427.4                  62.9
         Monthly Charge Revenues*                                   199.5                  29.4
         Call Rates Revenues*                                       170.7                  25.1
          Interconnection Call Revenues*                             69.7                  10.3
       ISDN Services Revenues*                                       77.4                  11.4
     Leased Circuit Services Revenues                                75.1                  11.1
       High-Speed Digital Circuits Services Revenues*                28.4                   4.2
     Telegram Service Revenues                                        8.6                   1.3
     Other Services Revenues                                         39.6                   5.8
     Related Business Revenues                                       51.0                   7.5
       System Integration Service Revenue and Other*                 15.1                   2.2
-----------------------------------------------------------------------------------------------
                        Total                                       679.8                 100.0
-----------------------------------------------------------------------------------------------
 (Reference)  Information Network Services Revenues                 102.2                  15.0
-----------------------------------------------------------------------------------------------

 * Listed again

 (2) Operating Expenses                                                 (Unit: Billions of Yen)
-----------------------------------------------------------------------------------------------
                        Details                        Three-Months Ended   -------------------
                                                          Sept. 30, 1999    Percentage of Total
-----------------------------------------------------------------------------------------------
          Personnel                                                 174.2                  25.1
          Cost of Supplies                                          316.1                  45.6
          Service Fees for Subcontractors                             6.7                   1.0
          Depreciation                                              152.3                  22.0
          Retirement of Fixed Assets                                 24.6                   3.5
          Miscellaneous Taxes                                        19.2                   2.8
-----------------------------------------------------------------------------------------------
                    Total Operating Expenses                        693.4                 100.0
-----------------------------------------------------------------------------------------------
        (Reference)  Non-Operating Expenses                          17.2                     -
-----------------------------------------------------------------------------------------------
          Financial Expenses*                                         9.4                     -
-----------------------------------------------------------------------------------------------

   * Listed again

[Assets, Liabilities and Shareholders' Equity]

                                                                  (Unit: Billions of Yen)
-----------------------------------------------------------------------------------------
                           Details                Sept. 30, 1999   ----------------------
                                                                      Percentage of Total
-----------------------------------------------------------------------------------------
     Fixed Assets                                          3,775.5                   78.6
     ------------------------------------------------------------------------------------
      Current Assets                                       1,025.4                   21.4
     ------------------------------------------------------------------------------------
    Total Assets                                           4,801.0                  100.0
-----------------------------------------------------------------------------------------
     Long-Term Liabilities                                 2,058.8                   42.9
     ------------------------------------------------------------------------------------
     Current Liabilities                                     894.2                   18.6
     ------------------------------------------------------------------------------------
    Total Liabilities                                      2,953.1                   61.5
-----------------------------------------------------------------------------------------
    Interest-Bearing Liabilities*                          1,340.2                   27.9
-----------------------------------------------------------------------------------------
    Shareholders' Equity                                   1,847.8                   38.5
-----------------------------------------------------------------------------------------
    Total of Liabilities and Shareholders' Equity          4,801.0                  100.0
-----------------------------------------------------------------------------------------

   * Listed again

[Reference]

 1. Number of Subscriber Lines

-----------------------------------------------------------------------------------------
                           Details                         Sept. 30, 1999
-----------------------------------------------------------------------------------------
    Number of Telephone Subscriber Lines (1,000)                                   28,929
    -------------------------------------------------------------------------------------
    Number of ISDN Subscriber Lines (1,000)                                         2,602
    -------------------------------------------------------------------------------------
    Number of Subscriber Lines                                                     31,531
-----------------------------------------------------------------------------------------

 Note: 1. "Number of Telephone Subscriber Lines" is the total of individual lines and central station lines.
        2. "Number of ISDN Subscriber Lines" (consisting of INS-Net 64, INS-Net 1500 and INS-Net 64 Light) is calculated in terms of INS-Net 64.


 2. Number of Employees

                                                                              (Employees)
-----------------------------------------------------------------------------------------
                           Details                         Sept. 30, 1999
-----------------------------------------------------------------------------------------
    Number of Employees                                                            67,200
-----------------------------------------------------------------------------------------

 3. Capital Expenditures

                                                                  (Unit: Billions of Yen)
-----------------------------------------------------------------------------------------
                        Details                      Three-Months Ended Sept. 30, 1999
-----------------------------------------------------------------------------------------
    Capital Expenditures                                                            141.2
-----------------------------------------------------------------------------------------

                                 Nippon Telegraph and Telephone East Corporation
                                                              November 24, 1999

                     Non-Consolidated Statements of Income

             Interim Results for Fiscal Year Ending March 31, 2000
                   (Based on Japanese Accounting Principles)

[Profit and Loss]
                                                         (Unit: Billions of Yen)
--------------------------------------------------------------------------------
             Details                         Three-Months Ended Sept. 30, 1999
--------------------------------------------------------------------------------
       Operating Revenues                                                 696.5
--------------------------------------------------------------------------------
       Operating Expenses                                                 681.4
--------------------------------------------------------------------------------
       (Operating Income)                                                  15.1
--------------------------------------------------------------------------------
       (Non-Operating Income)                                              (4.1)
--------------------------------------------------------------------------------
       (Recurring Profit)                                                  10.9
--------------------------------------------------------------------------------
       Income Taxes                                                        18.1
--------------------------------------------------------------------------------
       Net Income                                                          (7.1)
--------------------------------------------------------------------------------
       Note: Tax effect accounting has not been used.


[Projection for Fiscal Year Ending March 31, 2000]
                                                               (Billions of Yen)
--------------------------------------------------------------------------------
             Details                         Fiscal Year Ending March 31, 2000
--------------------------------------------------------------------------------
       Operating Revenues                                               2,140.0
--------------------------------------------------------------------------------
       Operating Income                                                    44.0
--------------------------------------------------------------------------------
       Recurring Profit                                                    29.0
--------------------------------------------------------------------------------
       Extraordinary Loss                                                 328.0
--------------------------------------------------------------------------------
       Net Income                                                        (175.0)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
       Cumulative Effect for Prior Year's Tax Allocation                  217.0
--------------------------------------------------------------------------------
       Net change in retained earnings *                                   42.0
--------------------------------------------------------------------------------
Note: "Net change in retained earnings" is obtained by adding "Cumulative Effect for Prior Year's Tax Allocation" to "Net Income."

[Breakdown of Operating Revenues and Operating Expenses]


 (1) Operating Revenues                                                   (Unit: Billions of Yen)
--------------------------------------------------------------------------------------------------
                                                           Three-Months
                    Service                               Ended Sept. 30,     --------------------
                                                               1999           Percentage of Total
--------------------------------------------------------------------------------------------------
     Voice Transmission Services Revenues                          514.8                     73.9

       Telephone Services Revenues*                                420.0                     60.3

        Monthly Charge Revenues*                                   202.7                     29.1

        Call Rates Revenues*                                       168.4                     24.2

          Interconnection Call Revenues*                            74.4                     10.7

       ISDN Services Revenues*                                      94.5                     13.6

     Leased Circuit Services Revenues                               91.3                     13.1

       High-Speed Digital Circuits Services Revenues*               36.7                      5.3

     Telegram Service Revenues                                       8.0                      1.2

     Other Services Revenues                                        35.7                      5.1

     Related Business Revenues                                      46.5                      6.7

       System Integration Service Revenue and Other*                13.8                      2.0
--------------------------------------------------------------------------------------------------
                    Total                                          696.5                    100.0
--------------------------------------------------------------------------------------------------
 (Reference) Information Network Services Revenues                 126.8                     18.2
--------------------------------------------------------------------------------------------------

 * Listed again

 (2) Operating Expenses
--------------------------------------------------------------------------------------------------
                                                           Three-Months
                       Details                            Ended Sept. 30,     --------------------
                                                              1999            Percentage of Total
--------------------------------------------------------------------------------------------------
       Personnel                                                   156.5                     23.0

       Cost of Supplies                                            313.9                     46.1

       Service Fees for Subcontractors                               7.2                      1.0

       Depreciation                                                160.5                     23.6

       Retirement of Fixed Assets                                   22.5                      3.3

       Miscellaneous Taxes                                          20.5                      3.0
--------------------------------------------------------------------------------------------------
                          Total                                    681.4                    100.0
--------------------------------------------------------------------------------------------------
         (Reference)  Non-Operating Expenses                        15.1                        -
--------------------------------------------------------------------------------------------------
             Financial Expenses*                                    10.8                        -
--------------------------------------------------------------------------------------------------

   * Listed again

[Assets, Liabilities and Shareholders' Equity]

                                                                                    (Billions of Yen)
------------------------------------------------------------------------------------------------------

                        Details                               Sept. 30, 1999      --------------------
                                                                                  Percentage of Total
------------------------------------------------------------------------------------------------------
         Fixed Assets                                          4,028.9              79.3
       -----------------------------------------------------------------------------------------------
         Current Assets                                        1,053.2              20.7
       -----------------------------------------------------------------------------------------------
       Total Assets                                            5,082.2             100.0
------------------------------------------------------------------------------------------------------
         Long-Term Liabilities                                 2,079.2              40.9
       -----------------------------------------------------------------------------------------------
         Current Liabilities                                     995.8              19.6
       -----------------------------------------------------------------------------------------------
       Total Liabilities                                       3,075.1              60.5
------------------------------------------------------------------------------------------------------
       Interest-Bearing Liabilities*                           1,530.3              30.1
------------------------------------------------------------------------------------------------------
       Shareholders' Equity                                    2,007.1              39.5
------------------------------------------------------------------------------------------------------
       Total of Liabilities and Shareholders' Equity           5,082.2             100.0
------------------------------------------------------------------------------------------------------

 * Listed again


[Reference]

 1. Number of Subscriber Lines

--------------------------------------------------------------------------------
                          Details                            Sept. 30, 1999
--------------------------------------------------------------------------------
    Number of Telephone Subscriber Lines (1,000)                         28,359
    ----------------------------------------------------------------------------
    Number of ISDN Subscriber Lines (1,000)                               3,099
    ----------------------------------------------------------------------------
    Number of Subscriber Lines                                           31,458
--------------------------------------------------------------------------------
Note: 1. "Number of Telephone Subscriber Lines" is the total of individual lines and central station lines.
      2. "Number of ISDN Subscriber Lines" (consisting of INS-Net 64, INS-Net 1500 and INS-Net 64 Light) is calculated in terms of INS-Net 64.

2.  Number of Employees
                                                                    (Employees)
--------------------------------------------------------------------------------
                       Details                         Sept. 30, 1999
--------------------------------------------------------------------------------
    Number of Employees                                                 59,550
--------------------------------------------------------------------------------

3.  Capital Expenditures
                                                              (Billions of Yen)
--------------------------------------------------------------------------------
                       Details               Three-Months Ended Sept. 30, 1999
--------------------------------------------------------------------------------
       Capital Expenditures                                              157.7
--------------------------------------------------------------------------------

                                                               November 24, 1999

                                                  NTT Communications Corporation

                     NON-CONSOLIDATED STATEMENTS OF INCOME
      FOR FISCAL HALF-YEAR BEGINNING MAY 28 AND ENDED SEPTEMBER 30, 1999
                   (based on Japanese accounting principles)

                                                                Billions
                                                                 of Yen
                                                                --------

Operating Revenues                                                 357.6

Operating Expenses                                                 324.2

Operating Income                                                    33.3

Non-Operating Income                                                 0.8

Recurring Profit                                                    34.2

Income Taxes                                                        17.0

Net Income                                                          17.1

Note: Fractions are rounded down. Tax effect accounting not applied.


                   PROJECTION FOR YEAR ENDING MARCH 31, 2000
                   (based on Japanese accounting principles)

                                                                Billions
                                                                 of Yen
                                                                --------
Operating Revenues                                               1,067.0

Operating Income                                                   118.0

Recurring Profit                                                   118.0

Extraordinary Loss                                                  16.0

Net Income                                                          61.0

Cumulative Effect for Prior Year's Tax Allocation                   12.0

                                                               November 24, 1999

                                                  NTT Communications Corporation

Net change in retained earnings *                                   73.0

* " Net change in retained earnings " is obtained by adding "Cumulative Effect for Prior Year's Tax Allocation" to "Net Income."

Note: Fractions are rounded down.

            BREAKDOWN OF OPERATING REVENUES AND OPERATING EXPENSES
      FOR FISCAL HALF-YEAR BEGINNING MAY 28 AND ENDED SEPTEMBER 30, 1999
                   (based on Japanese accounting principles)

                                                     Billions
                                                      of Yen   % of Total
                                                     --------

OPERATING REVENUES

Voice Transmission Services                             225.8        63.2
    Major Items:
    Telephone Services Revenues                         172.1        48.1
       Call Rates Revenues                              155.7        43.5
    ISDN Services Revenues                               53.6        15.0
Data Transmission Services Revenues                      52.1        14.6
    Major Item:
    Packet Exchange Services Revenues                    25.2         7.0
    Frame-Relay Services Revenues                        11.2         3.1
    Open Computer Network Services Revenues              10.9         3.1
Leased-Circuit Services Revenues                         62.7        17.5
    Major Item:
    Conventional Leased-Circuit Services Revenues        11.9         3.3
    High-Speed Digital Circuits Services Revenues        24.4         6.8
Other Services Revenues                                   0.4         0.1
Related-Business Revenues                                16.4         4.6

Total                                                   357.6       100.0

Reference: Information Network Services Revenues        122.2        34.2

OPERATING EXPENSES

Personnel                                                19.1         5.9
Cost of Supplies                                        102.0        31.5
Service Fees for Subcontractors                           1.5         0.5
Depreciation                                             31.9         9.8
Retirement of Fixed Assets                                2.2         0.7
Communication Network Charges                           163.8        50.5
Miscellaneous Taxes                                       3.5         1.1
Total                                                   324.2       100.0

Reference: Non-Operating Expenses                         5.6
Major Item:
Financial Expenses                                        3.5

Note: Fractions are rounded down.

                                 BALANCE SHEET
      FOR FISCAL HALF-YEAR BEGINNING MAY 28 AND ENDED SEPTEMBER 30, 1999
                   (based on Japanese accounting principles)

                                                     Billions
                                                      of Yen   % of Total
                                                     --------

ASSETS

Fixed Assets                                            879.8        71.7
Current Assets                                          346.6        28.3
Total Assets                                          1,226.4       100.0

LIABILITIES

Long-Term Liabilities                                   434.6        35.4
Current Liabilities                                     340.7        27.8
Total Liabilities                                       775.4        63.2
  Major Item:
  Interest-Bearing Liabilities                          480.3        39.2

SHAREHOLDERS' EQUITY                                    451.0        36.8

TOTAL OF LIABILITIES AND                              1,226.4       100.0
SHAREHOLDERS' EQUITY


Note: Fractions are rounded down.

Reference

1. Employees (as of September 30, 1999)
   6,750

2. Capital Expenditures
   (for fiscal half-year beginning May 28 and ended September 30, 1999)
   17.6 billion yen